EXHIBIT 11.1

RIMAGE CORPORATION
COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK

        Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing net income by the weighted average number of shares of common stock and common share equivalents outstanding, unless the result is anti-dilutive. A total of 1,981 and 50,798 assumed conversion shares for the quarters ended March 31, 2004 and 2003, respectively, were excluded from the net income per share computation, as their effect is anti-dilutive. The following is a summary of the weighted average common shares outstanding and assumed conversion shares:

	Three months ended March 31,

	2004	2003

Shares outstanding at end of period	9,257,982	8,740,190

Weighted average shares of common stock outstanding	9,167,484	8,726,760
Weighted average shares of assumed conversion shares	752,595	756,661

Weighted average shares of common stock and assumed conversion shares	9,920,079	9,483,421

Net income	$1,831,649	$1,503,837

Basic net income per common share	$0.20	$0.17

Diluted net income per common share	$0.18	$0.16

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